

Mail Stop 4561

March 20, 2017

Michael Sweeney
Vice President and Chief Accounting Officer
Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

>   **Re: Liquidity Services, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2016**
>   **Form 8-K dated February 9, 2017**
>   **File No. 000-51813**

Dear Mr. Sweeney:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2016

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates

Valuation of goodwill and other intangible assets, page 49

1. We note that your goodwill impairment analysis as of July 1, 2016, resulted in the carrying value of one of your five reporting units to exceed its fair value and you disclose that you have charged a goodwill impairment of $18,998K. Please tell us what consideration was given in disclosing that the estimated fair values of your other reporting units substantially exceed its carrying values. To the extent that your reporting

units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one, please tell us what consideration was given in disclosing the percentages by which the fair values of the reporting units exceed the carrying values. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

2.   We note that you have revised your impairment process by separating your one reportable segment from two reporting units to five. You also disclose that you aggregate five operating segments into one reportable segment. Please tell us, in detail, what factors were considered in your conclusion to aggregate your operating segments into one reportable segment. We refer you to ASC 280-10-50-11and to 50-12.

Form 8-K dated February 9, 2017

Exhibit 99.1

3.   We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

Office of Information Technologies
and Services